EXHIBIT 2

ASSET PURCHASE AGREEMENT

         This Asset Purchase Agreement (this “Agreement”) is dated as of July 3, 2003, by and among CPK NYC, LLC, a Delaware limited liability company (“Buyer”), Entravision Communications Corporation, a Delaware corporation (“Parent”) and Latin Communications Inc., a Delaware corporation (“Seller”) and a wholly-owned subsidiary of Parent. Certain capitalized terms used in this Agreement are defined in Section 10. The parties, intending to be legally bound, agree as follows:

ARTICLE I
PURCHASE AND SALE; CLOSING

1.1	Purchased Assets; Excluded Assets. At the Closing, each of Parent and Seller will sell, convey, assign, transfer and deliver to Buyer, and Buyer will purchase, acquire and accept from each of Parent and Seller, free and clear of all Encumbrances, all of the right, title and interest of Parent and Seller in and to its assets, properties, rights, contracts, licenses, titles, privileges, and claims of every kind and nature, tangible and intangible, absolute or contingent, wherever located, owned, held, licensed or leased by either or both of Parent and Seller, that are used primarily in or relate primarily to the Business (the “Purchased Assets”), including all those set forth on Schedule A, but specifically excluding those set forth on Schedule B (the “Excluded Assets”).

1.2	Assumption of Certain Liabilities; Excluded Liabilities. At the Closing, Buyer will assume and be liable only for the liabilities, obligations and indebtedness of Seller or Parent relating primarily to the Business, whether absolute, contingent, accrued, known, unknown or otherwise, that are specifically listed on Schedule C (the “Assumed Liabilities”). Except for the Assumed Liabilities, Buyer will not assume or be liable for any liabilities, obligations or indebtedness of any kind or nature, whether absolute, contingent, accrued, known, unknown or otherwise, of Seller or Parent or any Affiliate thereof (the “Excluded Liabilities”), including those that are specifically listed on Schedule D.

1.3	Purchase Price. At the Closing, Buyer will acquire the Purchased Assets from Parent and Seller, will assume the Assumed Liabilities from Parent and Seller, and will pay to Parent (i) an aggregate amount in cash equal to $18,000,000, subject to subsequent adjustment pursuant to Section 1.4(a), by wire transfer of immediately available funds to an account designated in writing by Seller (the “Cash Purchase Price”) and (ii) a subordinated, unsecured, 5-year, 8% non-cash pay promissory note (the “Seller Note”) of CPK Media Holdings LLC in favor of Parent in substantially the form of Exhibit A in the principal amount of $1,900,000 (subject to subsequent adjustment pursuant to Section 1.4(b)) (the “Deferred Purchase Price” and with the Cash Purchase Price, the “Purchase Price”).

1.4	Purchase Price Adjustment.

(a)	Working Capital Adjustment. Within 60 calendar days after the Closing Date, Seller will deliver to Buyer a proposed final balance sheet of the Business as of the Closing Date (the “Proposed Closing Date Balance Sheet”), prepared in accordance with GAAP, presenting fairly in all material respects the financial condition of the Business as of the Closing Date, and certified by the chief financial officer of Parent. Parent and Seller will allow Buyer full and complete access to all work papers, books and records and all additional information used in preparing the Proposed Closing Date Balance Sheet and will make its officers, employees and independent accountants available to discuss with Buyer such papers, books, records and information. Buyer may accept or reject in whole or in part the Proposed Closing Date Balance Sheet and must indicate its rejection of any such part by giving written notice (the “Dispute Notice”) to Seller within 20 Business Days after having been given full and complete access, as provided above, setting forth with reasonable specificity the reasons for any disagreement and the amounts in dispute. Any part of the Proposed Closing Date Balance Sheet not rejected in a timely Dispute Notice will be deemed agreed to by Buyer, Seller and Parent. Each party shall appoint a knowledgeable, responsible representative to meet and negotiate in good faith to resolve the Dispute Notice. The parties intend that these negotiations be conducted by experienced business representatives empowered to decide the issues. If Buyer, Seller and Parent cannot resolve all amounts in disagreement within the 10 Business Day-period after the date the Dispute Notice is given, the amounts remaining in disagreement alone will, at the end of such 10 Business Day-period, be referred to either KPMG or PricewaterhouseCoopers (as reasonably agreed to by Buyer and Parent) or, if both such firms are unavailable or unwilling to serve in such capacity, such other nationally known independent firm of certified public accountants mutually agreeable to Buyer and Parent (the “Independent Accountants”) for final determination. For each amount in disagreement, the Independent Accountants shall pick an amount equal to or between the amount on the Proposed Closing Date Balance Sheet and the amount in the Dispute Notice. The Independent Accountants will have full and complete access to all work papers, books and records and all additional information used in preparing the Proposed Closing Date Balance Sheet and the Dispute Notice, and Buyer, Seller and Parent will have the opportunity to explain their respective positions to the Independent Accountants. Upon resolution of all disagreements related to the Proposed Closing Date Balance Sheet, the Proposed Closing Date Balance Sheet, as and if modified by Buyer, Seller and Parent pursuant to written agreement, or as modified by the Independent Accountants pursuant to a written report, will be binding on the parties and will be referred to as the “Final Closing Date Balance Sheet.” If the Working Capital on the Final Closing Date Balance Sheet is greater than $0, the difference will be paid promptly by Buyer to Seller in cash by wire transfer to an account designated by Seller. If the Working Capital on the Final Closing Date Balance Sheet is less than $0, the difference will be paid promptly by Seller to Buyer in cash by wire transfer to an account designated by Buyer. By way of clarification but not limitation, the Independent Accountants’ sole authority will be to resolve amounts in disagreement related to the Final Closing Date Balance Sheet, and the Independent Accountants will have no authority over any other disagreement (including but not limited to questions of law, interpretation of contract, and fraud). The fees and expenses of the Independent Accountants shall be shared equally by Buyer and Parent.

(b)	Note Principal Adjustment. The parties agree to the terms and provisions of Section 1 of Schedule E.

1.5	Allocation of Purchase Price. Within 60 calendar days of the Closing Date, BIA Financial Network or another independent third-party appraiser of national reputation selected by Seller, at Seller’s sole cost and expense, will perform a reasonable and customary appraisal of the tangible assets included within the Purchased Assets. If the appraiser signs a non-disclosure agreement in favor of Buyer in a form reasonably satisfactory to Buyer, Buyer will provide reasonable access to its facilities, personnel, books and records for purposes of the appraisal during Buyer’s normal business hours, provided that Seller provides Buyer with 7 calendar days’ advance written notice of the date of the appraisal. The appraisal shall not unreasonably disrupt, or interfere with, Buyer’s business. During the ten 10 calendar days following the 60 calendar day period, Buyer and Seller will use their commercially reasonable efforts to collectively determine whether the appraisal will be used as the basis for an asset allocation for purposes of Section 1060 of the Code and to determine if any adjustments are appropriate and, regardless, will use commercially reasonable efforts to allocate the Purchase Price among the Purchased Assets in accordance with Section 1060 of the Code. If the parties agree to an allocation, such allocation will be reflected on each party’s Form 8594, and each party will prepare and file its respective federal, state and local Tax Returns, as applicable, consistent with such allocation. If the parties are unable to agree to an allocation, each party will prepare and file its own Form 8594. Whether or not the parties agree upon an allocation, each party shall provide to the other a copy of the Form 8594 that was actually filed by such other party for federal income tax purposes within 15 days after such form was filed.

1.6	Closing. The Closing will take place at the offices of O’Melveny & Myers LLP, 1999 Avenue of the Stars, Suite 700, Los Angeles, California 90067 concurrently with the execution of this Agreement, or at such other time, date and location as the parties hereto agree in writing. The Closing will be deemed to occur as of the close of business on the Closing Date.

1.7	Items to be Delivered at the Closing. At the Closing, (a) Parent and Seller will deliver to Buyer title to the Purchased Assets (including those set forth on Schedule A) and the various certificates, instruments and documents referred to in Section 6.2 and (b) Buyer will deliver to Seller the Purchase Price and the various certificates, instruments and documents referred to in Section 6.3.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT

         As an inducement for Buyer to enter into this Agreement, Seller and Parent represent and warrant to Buyer, jointly and severally, that each of the following statements is true and correct as of the date hereof:

2.1	Organization and Related Matters. Each of Parent and Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified or licensed to do business as a foreign corporation in good standing in the State of New York and in all other jurisdictions in which the character or location of the assets owned or used in the Business, or the nature of the Business, requires licensing or qualification, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect. Each of Parent and Seller has all requisite power and authority to execute and deliver this Agreement and each Related Agreement to which it is a party, to perform its obligations hereunder and thereunder, to own the Purchased Assets, and to carry on the Business as now conducted. Seller does not presently own or control, directly or indirectly, any interest in any other Person and is not a participant in any joint venture, partnership or similar arrangement, except as set forth on Schedule 2.1, and each of the entities listed on Schedule 2.1 operates no business and maintains no assets or liabilities related to the Business. Schedule 2.1 sets forth all d/b/a’s, assumed names and other fictitious names related to the Business as well as the jurisdiction of registration therefor.

2.2	Authorization. The execution and delivery by each of Parent and Seller of this Agreement and each Related Agreement to which it is a party and the performance by each of its obligations hereunder and thereunder have been duly and validly authorized by all necessary action on the part of each of Parent and Seller. Each of this Agreement and each Related Agreement to which each of Parent and Seller is a party has been duly and validly executed and delivered by it and constitutes the legally valid and binding obligation of it, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws and equitable principles relating to or limiting creditors’ rights generally.

2.3	Non-Contravention.

(a)	The Transactions. The execution and delivery by each of Parent and Seller of this Agreement and each Related Agreement to which either is a party, and the performance by each of, and compliance with, its obligations hereunder and thereunder will not (a) conflict with or violate or result in a default under its Certificate of Incorporation, any of its Certificates of Designation, its Bylaws, or any of its other charter documents, (b) violate any Order applicable to it, the Purchased Assets or the Business or any Permit held by it, (c) result in the imposition of any Encumbrance against any of the Purchased Assets, (d) require any filing with, or any Permit or Approval from, any Person (except as set forth on Schedule 2.3) including any Governmental Entity, (e) conflict with, violate, or result in a breach under, or result in a termination, modification, cancellation, or suspension of any rights under, or result in an augmentation or acceleration of any obligation under, in any case with due notice or lapse of time or both, any Material Contract (as defined below) except as set forth on Schedule 2.3, or (f) violate any Law; excluding from the foregoing clause (e) such violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect.

(b)	The Business. The Business is and has been conducted in material compliance with all applicable Laws. Neither Seller nor Parent has received any written notice of any actual, alleged, possible or potential violation of any applicable Law related to the Business or of any obligation to bear all or any portion of the cost of any remedial action of any nature.

2.4	Financial Information; Changes.

(a)	Financials. Schedule 2.4(a) sets forth the balance sheet of the Business as of December 31, 2002, together with the related income statement and cash flow statement for the fiscal year then ended (collectively, the “Annual Financials”) and the unaudited balance sheet of the Business as of May 31, 2003 (the “Balance Sheet Date”) and the related income statement and cash flow statement for the 5-month period then ended (the “Recent Financials” and, together with the Annual Financials, the “Financials”). The Financials (i) are true, correct and complete in all material respects, (ii) present fairly the financial position of the Business as of the date indicated therein and the results of operations of the Business for the periods indicated therein, and (iii) have been prepared in accordance with the books and records of the Seller and in accordance with GAAP.

(b)	No Liabilities. Except as set forth on the balance sheet included within the Recent Financials, there are no obligations or liabilities of any nature, whether accrued, absolute, contingent or otherwise, whether liquidated or unliquidated, and whether now due or to become due, probable of assertion or not, that are related to the Business, except normal trade or business obligations and liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, that do not exceed individually or in the aggregate $100,000. There is no outstanding indebtedness for borrowed money of Seller. By way of clarification but not limitation, (i) all obligations of Parent and/or Seller to provide goods or services as of the Balance Sheet Date pursuant to Barter Agreements (as defined below) have been paid in full as of the Balance Sheet Date or have been accrued in full as a liability on the balance sheet included within the Recent Financials, (ii) all accrued and unpaid vacation for the Employees (as defined below) as of the Balance Sheet Date has been accrued in full as a liability on the balance sheet included within the Recent Financials, and (iii) all severance obligations for the Employees (calculated as if such Employees were terminated as of the Balance Sheet Date) have been accrued in full as a liability on the balance sheet included within the Recent Financials.

(c)	Changes. Since the Balance Sheet Date, except as contemplated by this Agreement or except as disclosed on Schedule 2.4(c), (i) there has not been any event which could reasonably be expected to result in a Material Adverse Effect, (ii) neither Seller nor Parent has entered into any Material Contract related to the Business, and no Material Contract has been terminated or amended in any material way, (iii) neither Seller nor Parent has purchased, acquired, sold, leased or otherwise transferred a material portion of any material asset related to the Business, whether tangible or intangible, (iv) neither Seller nor Parent has waived any material right of value related to the Business, (v) there has not been any casualty, loss, damage or destruction to the Business or any of the Purchased Assets that is material, regardless of whether covered by insurance, (vi) neither Seller nor Parent has incurred any material obligation or liability related to the Business, except normal trade or business obligations and liabilities incurred in the ordinary course of business consistent with past practice, (vii) neither Seller nor Parent has mortgaged, pledged, or subjected any of the Purchased Assets to any Encumbrance, (viii) neither Seller nor Parent has made or granted any material wage, salary or other compensation increase to any Employee (as defined below) or entered into any or modified any existing Contract with any Employee, and (ix) neither Seller nor Parent has committed itself to do any of the foregoing, except as contemplated by this Agreement.

(d)	Accounts Receivable. All accounts receivable on the Financials, and all accounts receivable related to the Business and arising since the Balance Sheet Date, represent sales actually made in the ordinary course of business consistent with past practice, are not subject to any dispute, defense, setoff or similar claim, and are current and fully collectible within 90 days, net of any reserves shown on the balance sheet (which reserves are adequate and were calculated on a basis consistent with GAAP), and no further goods or services are required to be provided in order to complete the sales and to entitle Parent or Seller or their assignees to collect the accounts receivable in full. No such receivable has been pledged or assigned to any other Person. Seller has delivered to Buyer a complete and accurate aging list of all accounts receivable, attached as Schedule 2.4(d), with the corresponding names of debtors, of the Business as of a date within 15 Business Days of the date hereof.

(e)	Conduct of Business. Between the Balance Sheet Date and the date hereof, Parent and Seller have operated the Business and the Purchased Assets in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, neither Parent nor Seller has (i) delayed or postponed the payment of accounts payable and other liabilities outside the ordinary course of business consistent with past practice or (ii) accelerated the payment of accounts receivable or other assets outside the ordinary course of business consistent with past practice or (iii) entered into any transaction with any Affiliate of Parent or Seller not on an arm’s-length basis.

2.5	Tax Returns and Reports. Parent and Seller have timely filed all Tax Returns required to be filed by them under applicable Law and have paid or made adequate provision for the payment of all Taxes due with respect to such Tax Returns. All such Tax Returns, including amendments to date, have been prepared according to applicable Law, in good-faith without negligence or willful misrepresentation and are true, correct and complete in all material respects. Except as disclosed on Schedule 2.5, no Governmental Entity has, during the last four full fiscal years, examined or is in the process of examining any Tax Return that includes Seller. No Governmental Entity has proposed in writing any deficiency, assessment or claim for Taxes that relate to the Business or the Purchased Assets. No waiver of statutes of limitations has been given by or requested from Parent or Seller with respect to Taxes of Seller or any Tax Return that relates to the Business or the Purchased Assets. Seller has furnished Buyer with complete and correct copies of all Tax Returns for the last three full fiscal years.

2.6	Contracts.

(a)	Material Contracts. Schedule 2.6(a) sets forth a list of each Contract (each, a “Material Contract”) related to the Business that:

(1)	is with an Employee (as defined below);

(2)	cannot be terminated on less than 60 days notice;

(3)	involves payments (or a series of payments) of $5,000 or more individually or $25,000 or more in the aggregate, in cash, property or services, including but not limited to purchase orders;

(4)	is outside of the ordinary course of business consistent with past practice;

(5)	is with a Governmental Entity;

(6)	limits or restricts the ability of Seller or, with respect to the Business, Parent to compete or otherwise conduct the Business, in any manner or place, or that contains any exclusivity provision;

(7)	grants a power of attorney, agency or similar authority;

(8)	relates to indebtedness for money borrowed, provides for an extension of credit, provides for indemnification or any guaranty, or provides for a “keep well” or other agreement to maintain any financial statement condition of another Person;

(9)	relates to the disposition or acquisition of a material amount of assets;

(10)	relates to Seller IP, other than “shrink-wrap” or “off-the-shelf” commercially available software;

(11)	is between Seller, on the one hand, and Parent or any Affiliate of Seller or Parent, on the other hand, or is otherwise an “intracompany agreement”;

(12)	is with a broker, finder or investment banker;

(13)	settled any material dispute, claim, proceeding, litigation or arbitration by or against any Person;

(14)	is a lease on real or personal property;

(15)	is a collective bargaining agreement or is with a union or guild;

(16)	is with any Person listed on Schedule 2.18(a);

(17)	is with a sole-source supplier of any significant goods or services (other than electricity, gas, or water)

(18)	is with a printer, wholesaler, distributor, or computer system and/or electronics communications provider or operator;

(19)	provides for the exchange, sale, purchase, or trade of goods or services without the use of money (each, a “Barter Agreement”); or

(20)	is material to the Business, or is a Contract on which the Business is substantially dependent.

(b)	Validity. True, fully-executed copies of each Material Contract, including all amendments and supplements, have been delivered to Buyer. Each Material Contract was entered into in a bona fide transaction, is a valid and binding agreement of Seller, the performance of which does not and will not violate any applicable Law, and is in full force and effect. Parent and Seller have duly performed all of their obligations under each Material Contract to the extent that such obligations to perform have accrued, and no material breach or material default, alleged material breach or alleged material default, or event which would (with the passage of time, notice or both) constitute a material breach or material default thereunder by Seller or Parent or, to the knowledge of Seller, any other party or obligor with respect thereto, has occurred, or as a result of this Agreement or performance hereof will occur (except as already disclosed on Schedule 2.3). Parent and Seller have not received written notice that either has breached, violated or defaulted under any Material Contract, and to the knowledge of Seller there is no valid basis for any of the foregoing. Parent and Seller have not given written notice to any other Person that such Person has breached, violated or defaulted under any Material Contract, and to the knowledge of Seller there is no valid basis for any of the foregoing.

(c)	Excluded Contracts. Schedule 2.6(c) sets forth a list of all Contracts related to the Business that are included in the Excluded Assets (the “Excluded Contracts”).

2.7	Real Property. The Purchased Assets do not included title to any real property. Each lease to real property (the “Real Property”) included in the Purchased Assets is listed on Schedule 2.6(a) and constitutes the entire agreement pursuant to which Parent or Seller is bound or a party with respect to the property that is demised therein. Parent and Seller have accepted possession of the Real Property demised in each lease and are in actual possession thereof and have not sublet, assigned or hypothecated any such leasehold interest. All improvements on the Real Property lie wholly within the boundaries of such Real Property and do not encroach upon the property of, or otherwise conflict with the property rights of, any adjoining property owner.

2.8	Purchased Assets.

(a)	Sufficiency. Seller and Parent collectively have good and marketable title to each of the Purchased Assets free and clear of all Encumbrances (other than Permitted Encumbrances), and, at the Closing, Seller and Parent will deliver the Purchased Assets to Buyer free and clear of all Encumbrances (other than Permitted Encumbrances). To Seller’s knowledge, there are no unrecorded Encumbrances related to the Purchased Assets. The Purchased Assets represent all of the assets (except for the Excluded Assets), tangible and intangible, of any nature whatsoever, that are used primarily in or relate primarily to, and, except as set forth on Schedule 2.8, that are necessary for the operation of, the Business as conducted during the periods covered by the Financials and as proposed to be conducted during the period contemplated by the budget (the “Budget”) prepared by Seller and provided to Buyer; provided, however, that the failure to actually achieve the financial results set forth in such budget shall in no event be deemed evidence that the representations set forth in this Section 2.8(a) are in any way false. Except for leased items, no Person other than Seller or Parent owns any of the Purchased Assets.

(b)	Tangible Personal Property. Schedule 2.8 contains a full, complete and accurate list of all equipment (including computer hardware, computer software and communications) and all other tangible personal property included in the Purchased Assets with a book or fair market value in excess of $500. All such tangible property and all facilities of the Business are in good operating condition and repair, normal wear and tear excepted, free from known material defects (including the plumbing, heating, sprinkler, air conditioning, ventilation and electrical systems and the roof of all Real Property), are usable in the regular and ordinary course of business consistent with past practice, and are located at the principal place of business of Seller. There are no plans to upgrade or replace any such tangible personal property within the next twelve months.

(c)	Leaseholds. All leases included within the Purchased Assets pursuant to which Seller or Parent leases from others real or personal property are in good standing, binding, valid and effective in accordance with their respective terms, and there is not, under any such lease, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default or event of default) by Seller. There is no pending or, to the knowledge of Seller, threatened action that could reasonably be expected to materially interfere with the quiet enjoyment of any of its leasehold interests included within the Purchased Assets.

(d)	Budget. The Budget was prepared in good-faith based on reasonable assumptions; provided, however, that Parent and Seller do not guarantee that they will achieve the projections set forth in the Budget.

2.9	Legal Proceedings. Except as disclosed on Schedule 2.9, there is no Action or Order before or by any Governmental Entity or arbitrator, binding, pending, or, to the knowledge of Seller, threatened against Seller or Parent involving the Business or any of the Purchased Assets, or that questions or challenges the validity of this Agreement or the transactions contemplated hereby. To the knowledge of Seller, there is no valid basis for any material Action or material Order involving the Business or any of the Purchased Assets, and, to the knowledge of Seller, there is no valid basis for any Action or Order that would question or challenge the validity of this Agreement or the transactions contemplated hereby. There is no Action by Seller or Parent currently pending or that Seller or Parent intends to initiate related to the Business or any of the Purchased Assets.

2.10	Permits. Seller and Parent collectively hold all material Permits that are required by any Governmental Entity to permit the conducting of the Business as it is now conducted and the operation of the Purchased Assets as they are now operated. Schedule 2.10 is a true, correct and complete list of each such Permit, as well as each other Permit related to the Business and held by

Seller or Parent, together with the name of the entity issuing each such Permit. Except as specifically noted thereon, (a) each such Permit is valid and in full force and effect, (b) neither Seller nor Parent is in default or violation of any such Permit, (c) no Action has been received by Seller or Parent or has been filed related to any such Permit, (d) to the knowledge of Seller, no suspension, cancellation or termination of any such Permit is threatened or imminent, and (e) all such Permits are transferable by Seller and Parent without the Approval of any Person and will remain in full force and effect for the benefit of Buyer upon consummation of the Transactions.

2.11	Employees. Schedule 2.11 includes a complete and correct list, as of the Balance Sheet Date, of all (collectively, the “Employees”) regular employees, leased employees, temporary employees, and consultants working for the Business, but excluding any of the foregoing who are principally located at Parent’s offices in Santa Monica, California and who are devoting all or substantially all of their business time to Parent and its subsidiaries generally. Opposite the name of each individual on Schedule 2.11 is (i) a notation classifying each as employee, temporary employee, or consultant; (ii) such person’s current compensation rate; (iii) such person’s current accrual of vacation pay; and (iv) a notation as to whether such person is a member of a union related to the Business and, if a member of a union, the name of the union to which they are a member. All Persons listed on Schedule 2.11 are employed by Parent and are devoting all or substantially all of their business time to the conduct of the Business, and, except as set forth on Schedule 2.11, none are on leave for any reason. No bonus, severance or other payments or benefits of any kind are due to any Employee as a result of the Transactions.

2.12	Employee Benefits Matters.

(a)	General.

(1)	Schedule 2.12(a)(1) lists all employee benefit plans and agreements or other similar arrangements to which Parent, Seller or any of either’s Affiliates is a party or by which any of them is bound, legally or otherwise, which provides benefits to any Employee, including (a) any profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, (b) any plan, agreement or arrangement providing for “fringe benefits” or perquisites, (c) any employment agreement, and (d) any other “employee benefit plan” within the meaning of Section 3(3) of ERISA (collectively, the “Plans”). By way of clarification but not limitation, there are no outstanding stock appreciation rights in effect with respect to any Employee.

(2)	Except for any Plan which is a “multiemployer plan” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), Seller has delivered to Buyer true and complete copies of all documents and summary plan descriptions with respect to the Plans, or summary descriptions of the Plans not otherwise in writing, and, with respect to each applicable Plan listed on Schedule 5.8(c), the Form 5500 filed in each of the most recent three plan years, including all schedules thereto and financial statements with attached opinions of independent accountants. Except as set forth on Schedule 2.12(a)(2), there are no negotiations, demands or proposals that are pending or have been made which concern matters now covered, or that would be covered, by the Plans. Parent, Seller and their Affiliates are in full compliance in all material respects with the applicable provisions of ERISA, the Code, the regulations and published authorities thereunder, and all other Laws applicable to the Plans. Except as set forth on Section 1 of Schedule E, Parent, Seller and their Affiliates have performed in all material respects all of their obligations under the Plans, and all Plans have been operated in compliance in all material respects with their terms. There are no Actions (other than routine claims for benefits) pending or, to the knowledge of Seller, threatened against the Plans or their assets, or arising out of the Plans. To the knowledge of Seller, no facts exist which could give rise to any such Actions. No prohibited transaction (within the meaning of Section 4975 of the Code) or party-in-interest transaction (within the meaning of Section 406 of ERISA) has occurred with respect to any such Plan.

(3)	Except as set forth on Section 1 of Schedule E, all obligations of the Seller and its Affiliates under each of the Plans (x) that are due on or before the Closing have been paid or will be paid prior to the Closing, and (y) that have accrued on or before the Closing have been or will be paid or properly accrued at the Closing.

(b)	Qualified Plans.

(1)	Each Plan that is intended to be qualified under Section 401(a) of the Code has been duly authorized by the appropriate board of directors of Parent and each participating Affiliate of Parent. Each such Plan is qualified in form and operation under Section 401(a) of the Code and each trust under each such Plan is exempt from tax under Section 501(a) of the Code. To the knowledge of Seller, no event has occurred that will or could give rise to disqualification or loss of tax-exempt status of any such Plan or trust under such sections. No such Plan has incurred any unrelated business tax under Section 511 of the Code.

(2)	Except for any Plan which is a Multiemployer Plan, Seller has delivered to Buyer for each Plan intended to be qualified under Section 401(a) of the Code copies of the most recent determination letter from the IRS.

(c)	Single Employer Pension Plans. No Plan is a “single employer plan” within the meaning of Section 4001(a)(15) of ERISA. Neither Parent nor any of its Affiliates has ever maintained or had an obligation to contribute to a “single employer plan” within the meaning of Section 4001(a)(15) of ERISA for the benefit of any Employee. Neither the Parent nor any other entity that would be treated as a single employer with Seller or Parent under ERISA or the Code have incurred any liability under Title IV or ERISA that could become a liability of Buyer.

(d)	Multiemployer Plans.

(1)	Schedule 2.12(d)(1) lists all Plans that are listed on Schedule 2.12(a)(1) that are Multiemployer Plans.

(2)	With respect to each Multiemployer Plan: (i) neither Parent nor any of its Affiliates have withdrawn, partially withdrawn, or received any notice of any claim or demand for withdrawal liability or partial withdrawal liability, (ii) neither Parent nor any of its Affiliates have received any notice that any such Plan is in reorganization, that increased contributions may be required to avoid a reduction in Plan benefits or the imposition of any excise tax, or that any such Plan is or may become insolvent, (iii) neither Parent nor any of its Affiliates have failed to make any required contributions, and (iv) to the knowledge of Seller, there are no PBGC proceedings against or affecting any such Plan.

(3)	To the knowledge of Seller, Schedule 2.12(d)(3) was prepared by the Newspaper and Mail Deliverers’-Publishers’ Pension Fund and sets forth the contribution history by Parent, Seller and its Affiliates to Fund (as defined below) since 1993. None of Parent, Seller, or any Affiliate thereof has received an estimate of potential withdrawal liability pursuant to ERISA Section 4221(e). To the knowledge of Seller, the Actuarial Valuation and Review as of June 1, 2002 of the Newspaper and Mail Deliverers’-Publishers’ Pension Fund prepared by the Segal Group, Inc. is true, correct and complete._.

(e)	Health Plans. All group health plans of Seller and its Affiliates that provide benefits to Employees have been operated in compliance in all material respects with the group health plan continuation coverage requirements of Section 4980B of the Code, Sections 601-608 of ERISA and any similar state Law (“COBRA”) and the requirements of the Health Insurance Portability and Accountability Act of 1996 to the extent such requirements are applicable. Except as required under COBRA, neither Parent nor any of its Affiliates has any obligation to provide health benefits to any Employee following termination of employment.

(f)	Workers Compensation. Schedule 2.12(f) sets forth a list of all “workers’ compensation” Actions related to the Business that were made within the last 3 years or that are currently pending.

2.13	Labor Matters.

(a)	Labor Relations. Except as set forth on Schedule 2.6(a), (i) neither Parent nor any of its Affiliates is party to any collective bargaining agreement with respect to the Business or any Employees, (ii) no collective bargaining agent has been certified as a representative of any of the Employees, and (iii) no organizing activity or representation campaign or election is now in progress with respect to any Employee. There are no unfair labor practice complaints, labor disputes, grievances, controversies, strikes, slowdowns, work stoppages, picketing, or lockouts, or requests for union representation pending, or to the knowledge of Seller, threatened, relating to or affecting the Business. To the knowledge of Seller, no event has occurred that could give rise to any such complaint, dispute, grievance, controversy, strike, slowdown, work stoppage, picketing, or lockout, or request for representation, except as disclosed on Schedule 2.13. Except as set forth on Schedule 2.13, there are no currently pending labor-related negotiations with respect to the Business or any Employees. Neither Parent nor Seller is aware of any reason why any collective bargaining agent would fail or refuse to assign to Buyer any collective bargaining agreement set forth on Schedule 2.6(a) upon the Closing of the Transactions.

(b)	Complaints. Except as set forth on Schedule 2.13, there are no lawsuits, claims, complaints, charges, grievances, or internal complaints or grievances, regarding harassment, discrimination, wages, hours, equal opportunity, occupational safety and health, the payment of social security and other taxes, or any other employment-related issue or claim, pending or to the knowledge of Seller, threatened, relating to or affecting the Business. Parent and Seller have complied with all Laws relating to the hiring and retention of all Employees relating to wages, hours, equal opportunity, collective bargaining, the payment of social security and other taxes, and any other employment-related Laws.

(c)	WARN Act. Neither Parent nor Seller has experienced within the past 12 months a “plant closing” or “mass layoff” within the meaning of the U.S. Worker Adjustment and Retraining Notification (“WARN”) Act, 29 U.S.C. §§ 2101 et seq. Except as set forth on Schedule 2.13, neither Parent nor Seller has terminated the employment of any Employees during the 120 days immediately preceding the Closing.

(d)	Compensation and Severance. Neither Parent nor Seller is delinquent in any payment to any Employee for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such employees.

(e)	Plan Representation. Seller and Parent represent and warrant to Buyer, jointly and severally, as to the matters set forth on Section 2 of Schedule E.

2.14	Insurance. Schedule 2.14 lists all insurance policies, bonds and contracts of indemnity (the “Insurance Policies”) (including the name of the insurer or indemnitor and agent, annual premium, coverage and expiration date) for the Business and for each of the Purchased Assets. All Insurance Policies are in full force and effect. Neither Parent nor Seller is in material default under any Insurance Policy, has received any notice or other indication from any insurer or agent of any intent to cancel or not renew any of such Insurance Policy, or is aware of any act or failure to act that may cause any such Insurance Policy to be cancelled or terminated.

2.15	Environmental Matters. Parent and Seller have obtained all applicable Approvals that are required under Environmental Laws for the operation of the Business, and Parent, Seller and their employees and agents are in compliance with all terms and conditions of such required Approvals in all material respects. All of the operations of the Business are in compliance with all Environmental Laws as currently in effect, and neither Parent nor Seller has received any notice or other communication concerning any alleged violation of any Environmental Law. To the knowledge of Seller, none of Parent, Seller, or any of its predecessors used, released or disposed of any Hazardous Materials in any manner that could reasonably be expected to result in liability to Buyer. To the knowledge of Seller, none of the property owned, leased or operated in connection with the Business is affected by any condition, and there has been no activity, that could reasonably be expected to result in any material liability under any Environmental Law as currently in effect. Parent and Seller have delivered to Buyer all copies of all environmental reports, assessments, and surveys in its possession relating to the Business, the Real Property or the Purchased Assets.

“Environmental Laws” means all federal, state, local and foreign Laws relating to pollution or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or the protection of human health and worker safety, including Laws relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials, hazardous substances, petroleum and petroleum products or any fraction thereof, excluding, however, Hazardous Materials that are both (i) contained in products typically used for office and janitorial purposes properly and safely maintained, stored and handled in accordance with Environmental Laws, and (ii) present in amounts typically associated with such use.

2.16	Affiliate Transactions. No Affiliate of Parent or Seller has any interest in any of the Purchased Assets or Assumed Liabilities, other than interests in such by virtue of their ownership of Seller. Seller is not indebted or otherwise obligated to any such Person, and no such Person is indebted or otherwise obligated to Seller. Schedule 2.16 is a true and complete list of (i) all Contracts (other than payment of normal employee compensation and reimbursement of business-related employee expenses) between Seller, on the one hand, and any Affiliate of Seller, on the other hand, related to the Business entered into at any time during the period since Parent and Seller acquired the business from Latin Communications Group Inc. and (ii) the amounts payable or receivable in connection with such Contracts. Except as set forth on Schedule 2.16, Parent and Seller have not jointly solicited advertisements for, or otherwise jointly marketed, any aspect of the Business with any aspect of Parent’s business.

2.17	Intellectual Property.

(a)	Seller IP. Except as set forth on Schedule 2.17(a), (i) Seller and Parent exclusively and solely own all right, title and interest in all Owned Seller IP and to their knowledge all Predecessor Seller IP, including the exclusive right to exploit all such Seller IP in perpetuity throughout the world in all media, whether now known or hereafter devised, (ii) Seller and Parent are the owners of, or have licenses to exploit, such rights in the Seller IP as are necessary for the conduct of the Business consistent with past practice, and (iii) the Seller IP is the only Intellectual Property necessary for the Business as conducted during the periods of time reflected in the Financials. No Owned Seller IP and, to Seller’s knowledge, no Predecessor Seller IP is subject to any Contract, license, Encumbrance or Law restricting in any manner the use, exploitation, transfer or licensing thereof. No Seller IP is subject to any Contract, license, Encumbrance or Law restricting the use, exploitation, transfer or licensing thereof in any manner that would impair the conduct of the Business in a manner consistent with past practice, or that may affect the validity, use, exploitation or enforceability of such Seller IP, and all Seller IP is free of any obligation or liability to make any payment by way of royalties, fees or otherwise to any Person with respect thereto.

(b)	Registrations. Schedule 2.17(b) sets forth a complete and correct list of the following categories of Seller IP: (A) registered and unregistered Trademarks; (B) Patents (including issued and applications therefore); and (C) registered Copyrights; and in each case listing, as applicable, the registration or application number and the jurisdiction of registration. All of the foregoing registrations are registered solely in the name of Seller or Parent, are valid and subsisting and have not been abandoned, and all necessary registration, maintenance and renewal fees currently due have been made. Seller and Parent have provided copies of each of the foregoing applications, registrations, filings, and any related correspondence to Buyer.

(c)	Non-Infringement; Unauthorized Uses. None of the Owned Seller IP nor the use or other exploitation thereof (and, to Seller’s knowledge, none of the Predecessor Seller IP nor the use or other exploitation thereof) by Seller (or any consultant, contractor or employee thereof) infringes on, misappropriates, breaches, or violates the Intellectual Property or other rights (including personal, private, civil and property rights and including rights of privacy and publicity) of, or defames, any Person, and to the knowledge of Seller no Intellectual Property of any Person has been misappropriated in the course of the operation of the Business. To Seller’s knowledge, there are no unauthorized uses, violations, disclosures, infringements, or misappropriations by any Person of any Seller IP. The stories and other content contained in the publications of the Business are, to Seller’s knowledge, true and accurate in all material respects and were written in conformance with proper journalistic standards.

(d)	No Impairment of Seller IP. There is not pending in any forum, nor has Seller or Parent received any written notice from any Person, nor to the knowledge of Seller is there otherwise threatened any Action: (i) challenging the validity, enforceability, ownership, scope, right to use or otherwise exploit, or effectiveness of, or contesting Seller’s or Parent’s rights with respect to, any Seller IP, or (ii) asserting that Seller’s or Parent’s use or other exploitation of any Seller IP infringes upon, misappropriates, violates or conflicts in any way with the rights (including rights in Intellectual Property, rights of privacy, rights of publicity and rights in personal and other data) of any Person, and, in each case, to the knowledge of Seller, there are no grounds for any such assertion or claim. Neither Seller nor Parent has brought any Action against any Person for infringement or misappropriation of, or breach of any license or agreement involving, any Seller IP.

(e)	Assignments. All interests of all Persons other than Seller and Parent in the Owned Seller IP and to Seller’s knowledge in the Predecessor Seller IP have been terminated and transferred to Seller or Parent, and Seller or Parent has secured, from all past and present consultants, employees and contractors who contribute or have contributed to the creation of Owned Seller IP that Seller or Parent does not own by operation of Law, valid written irrevocable assignments of such contributions to Seller and reasonable non-disclosure agreements. Buyer will succeed to each such assignment and non-disclosure agreement on substantially the same terms as in effect before the Closing, and the consummation of the transactions contemplated by this Agreement will not violate nor result in the breach of or violate any such assignment or non-disclosure agreement and will not (and will not give any Person a right to) terminate, modify, cancel, or suspend any rights of, or accelerate or augment any obligation of, Seller under any of them.

(f)	Protection and Registration. Seller has taken, in all material respects, all reasonable and appropriate steps to protect, maintain and safeguard the Seller IP, and Seller has taken, in all material respects, all reasonable and appropriate steps to register all registrable Seller IP with the applicable authorities in all jurisdictions in which Seller does business.

2.18	Suppliers and Customers. Schedule 2.18(a) lists the names of the twenty largest advertisers of the Business (in terms of aggregate revenues received by the Business) as well as the aggregate revenues attributable to each during the twelve-month period ending December 31, 2002 and during the five-month period ending May 31, 2003. Schedule 2.18(b) lists the twenty most significant (by dollar amount) printers, wholesalers, distributors, computer system and/or electronics communications providers or operators, and other suppliers of goods and services to the Business during the twelve-month period ending December 31, 2002 and during the five-month period ending May 31, 2003 as well as any sole-source suppliers of goods or services (other than electricity, gas, or water) to the Business during either such period. To the knowledge of Seller, each Person listed on Schedule 2.18(b) can provide sufficient and timely supplies of goods and services in order to meet the requirements of the Business consistent with prior practice. Neither Parent nor Seller has experienced or been notified of any shortage in goods or services provided by the suppliers to the Business and has not received any notice and has no reason to believe that any Person listed on Schedule 2.18(a) or (b) would not continue to provide to, or purchase from, respectively, Buyer at any time after the Closing Date on terms and conditions substantially similar to those in effect on the date hereof.

2.19	Circulation.

(a)	Points-of-Sale. With respect to each county in Connecticut, New York and New Jersey, the Business currently maintains approximately the number of hawker, wholesaler, and direct “points-of-sale” set forth opposite such county name on Schedule 2.19(a). The Business has not experienced a material reduction in points-of-sale within the past 12 months, and neither Seller nor Parent has been notified of any anticipated material reduction in points-of-sale in any such county (and has no reason to believe that there will be any material reduction in points-of-sale in any such county) at any time after the Closing Date.

(b)	Wholesalers. The wholesalers and hawkers of the Business are set forth on Schedule 2.19(b), and the circulation attributable to each as of December 31, 2002 and as of May 31, 2003 is set forth opposite each such wholesaler thereon. Except as set forth on Schedule 2.19(b), the Business has not experienced a reduction in its circulation or in the circulation of any such wholesaler within the 12 months ended May 31, 2003, and neither Seller nor Parent has been notified of any anticipated material reduction in the circulation of any such wholesaler (and has no reason to believe that there will be any material reduction in the circulation of any such wholesaler) at any time after the Closing Date.

(c)	Rate and Volume. Schedule 2.19(c) contains, for each of the 12-month periods ended December 31, 2000, 2001 and 2002 and for the 5-month period ended May 31, 2003, (i) the draw, returns, net sales, rate, and revenue of the Business for each of Daily, Saturday and Sunday, (ii) the advertising revenues of the Business by line or column inch for each of National, Classifieds, and Local, and (iii) the advertising rate of the Business for each of National, Classifieds, and Local.

2.20	Audit Report. Parent and Seller have provided to Buyer complete copies of the audit reports of the Business produced by the Audit Bureau of Circulations for each of the 12-month periods ended September 30, 2000, 2001, and 2002 and for the 6-month period ended March 31, 2003. All information provided by Parent and Seller to the Audit Bureau of Circulations in connection with each such audit report was true, correct and complete in all material respects.

2.21	Computer Systems. The computer and communications software and hardware systems and the communication service agreements (the “Systems and Agreements”) of the Business included within the Purchased Assets are (i) all of the Systems and Agreements that are necessary for the operation of the Business in the ordinary course of business consistent with past practice and (ii) are fully and properly operational in accordance with their specifications and are adequate to handle the computing and communications needs of the Business in the ordinary course of business consistent with past practice. Seller acknowledges that the Purchased Assets include any and all manufacturers’ or suppliers’ warranties, representations, service agreements and indemnities of the Business related to the Systems.

2.22	Interruption of Business. There has been no unscheduled interruption in the publication or distribution of the publications of the Business during the past 36 months.

2.23	Bank Accounts. Schedule 2.23 lists each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which Parent or Seller has an account or safe deposit box used primarily in or related primarily to the Business and also lists the names and identification of all Persons authorized to draw thereon or to have access thereto.

2.24	Books, Records, Charters. Parent and Seller have each furnished to Buyer a complete and correct copy of its Certificate of Incorporation, each of its Certificates of Designation and its Bylaws, each as amended to date, and each other charter document as amended to date, and each of the foregoing are in full force and effect. The books of account and other financial records of Seller and of Parent related to the Business, all of which have been made available to Buyer, are complete and correct in all material respects and have been maintained in accordance with sound business practices.

2.25	No Brokers or Finders. No agent, broker, finder, or investment or commercial banker, or other Person engaged by or acting on behalf of Parent or Seller or any of its Affiliates in connection with the negotiation, execution or performance of this Agreement or the Transactions, is or will be entitled to any broker’s or finder’s or similar fee or other commission as a result of this Agreement or the Transactions.

2.26	Other Agreements to Sell. Other than as contemplated by this Agreement, neither Parent nor Seller has any legal obligation, absolute or contingent, to any Person (a) to sell or otherwise transfer any direct or indirect interest in the Business or (b) to sell or otherwise transfer any of the Purchased Assets, or (c) to enter into any agreement with respect to (a) or (b).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER

            As an inducement for Seller to enter into this Agreement, Buyer represents and warrants to Seller that each of the following statements is true and correct as of the date hereof:

3.1	Organization and Related Matters. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to execute and deliver this Agreement and each Related Agreement to which it is a party and to perform its obligations hereunder and thereunder.

3.2	Authorization. The execution and delivery by Buyer of this Agreement and each Related Agreement to which it is a party and the performance by Buyer of its obligations hereunder and thereunder have been duly and validly authorized by all necessary action on the part of Buyer. Each of this Agreement and each Related Agreement to which Buyer is a party has been duly and validly executed and delivered by Buyer and constitutes the legally valid and binding obligation of Buyer, enforceable against Buyer in accordance with each’s terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws and equitable principles relating to or limiting creditors’ rights generally.

3.3	Non-Contravention. The execution and delivery by Buyer of each of this Agreement and each Related Agreement to which it is a party, and the performance by it of, and compliance with, its obligations hereunder and thereunder will not (a) conflict with or violate or result in a default under any of its charter documents, (b) violate any Order applicable to it, (c) require any filing with, or any Permit or Approval from, any Person including any Governmental Entity, (d) conflict with or violate or result in a default under (with due notice or lapse of time or both) any Contract to which Buyer is a party or by which the Buyer is bound, or (e) violate any Law;

excluding from the foregoing clause (d) such violations, breaches or defaults that would not, individually or in the aggregate, have a material adverse effect on Buyer.

3.4	No Brokers or Finders. No agent, broker, finder or investment or commercial banker, or other Person or firm engaged by or acting on behalf of Buyer in connection with the negotiation, execution or performance of this Agreement or the Transactions, is or will be entitled to any broker’s or finder’s or similar fees or other commissions as a result of this Agreement or the Transactions.

ARTICLE IV
CONDUCT PRIOR TO CLOSING

[Intentionally Omitted]

ARTICLE V
OTHER AGREEMENTS

            At all times before and after the Closing:

5.1	Confidentiality. The parties acknowledge that Buyer and Parent have previously executed a Non-Disclosure Agreement, dated as of February 6, 2003 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms. This Agreement will be subject to the Confidentiality Agreement.

5.2	Public Disclosure. The parties will consult with each other and agree before issuing any press release or otherwise making any public statement with respect to the Transactions or this Agreement and will not issue any such press release or make any such filing or public statement prior to such agreement, except only to the limited extent required or advisable by Law or the rules and regulations of The New York Stock Exchange (the advisability and content of such disclosure to be determined in the reasonable judgment of the disclosing party’s outside counsel), in which case reasonable efforts to consult with the other party will be made prior to any such release or public statement. Any correspondence or public statement by Parent, Seller or Buyer to any Person will be consistent with those agreed to by Buyer, on the one hand, and Parent or Seller, on the other hand. Any Person making an inquiry to Parent or Seller as to the status of the Business after the Closing will be referred to Douglas W. Knight at Buyer. After the Closing, all mail, faxes, e-mails, deliveries and correspondence received by Parent or Seller with respect to the Business will be held in trust by Parent or Seller for Buyer and immediately delivered to Buyer pursuant to Section 9.1.

5.3	Approvals. To the extent that the Approval with respect to any Assigned Contract is required in connection with the Transactions, Parent and Seller will use their reasonable best efforts to obtain such Approval before the Closing Date and if any such Approval is not obtained (but without limiting Buyer’s rights under Section 6.2), (i) the parties hereto acknowledge and agree that at the Closing Parent and Seller will not assign to Buyer any Assigned Contract that by its terms requires, before such assignment, the Approval of any third Person, unless such Approval is obtained, (ii) Parent and Seller will continue to timely perform under each such Contract, (iii) Parent and Seller will cooperate with Buyer to maintain each such Contract in full force and effect, (iv) Parent and Seller will cooperate with Buyer to ensure that Buyer obtains all of the benefits of each such Contract, (v) Parent and Seller will use reasonable best efforts to obtain each such Approval as promptly as practicable, (vi) Parent will indemnify, defend and hold harmless Buyer from and against any and all Losses as a result, directly or indirectly, of the failure to obtain, or in order to obtain, any such Approval, and (vii) Parent and Seller will assign such Contract to Buyer as soon as such Approval is obtained.

5.4	Access. The parties will (a) afford each other party and its accountants, counsel and other representatives reasonable access to its properties, books, records and personnel to obtain all information concerning the Business as such other party may reasonably request, (b) furnish to such other party or such representatives such other information in its possession with respect to the Business as such other party may from time to time reasonably request, and (c) otherwise reasonably cooperate in the examination or audit of the Business, in any case during normal business hours and in a manner so as not to interfere with the normal operations of such party and with reasonable prior written notice. No information or knowledge obtained pursuant to this Section will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transactions. Buyer agrees to solely coordinate all such access through the Chief Executive Officer, Chief Financial Officer and/or the General Counsel of Parent, and Parent and Seller agree to solely coordinate all such access through the President, Chief Executive Officer, and/or Chief Financial Officer of Buyer. The requesting party will bear all of its own costs and expenses, as well as all reasonable out-of-pocket costs and expenses of the assisting party, in connection with any activity under this Section.

5.5	Cooperation.

(a)	The parties agree to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following:

(i)	the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied,

(ii)	the obtaining of all necessary Approvals from, and the making of all necessary registrations, declarations and filings with, all third parties (including but not limited to Governmental Entities) required as a result of, or in connection with, the transactions contemplated by this Agreement, whether or not required under any Contract,

(iv)	the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and

(v)	the execution and/or delivery (before and after the Closing) of any additional certificates, agreements, and other instruments (including those regarding assignment and transfer) necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b)	The parties will give prompt notice to the others upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate, or of any failure of it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. If any event, condition, fact or circumstance that is required to be disclosed pursuant to this Section requires any change in an attached Schedule, or if any such event, condition, fact or circumstance would require such a change assuming such Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then Parent and Seller will promptly deliver to Buyer an update to the applicable Schedule specifying such change. However, no such update will be deemed to supplement or amend such Schedule for the purpose of determining (i) the accuracy of any of the representations and warranties made in this Agreement and (ii) whether any of the conditions set forth in Article VI have been satisfied.

(c)	The parties agree to use all commercially reasonable efforts, at no cost to Buyer, to cooperate in the collection of any accounts receivable that Buyer determines to be uncollectible.

5.6	Taxes.

(a)	Taxes Payable by Parent and Seller. Parent and Seller will pay all real and personal property transfer taxes, if any, and all sales, use and other similar taxes, if any, imposed upon or in connection with the purchase, sale or transfer of the Purchased Assets to, and the assumption of the Assumed Liabilities by, Buyer pursuant to this Agreement.

(b)	Allocation of Certain Taxes. All real and personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) will be apportioned between Buyer, on the one hand, and Seller and Parent, on the other hand, as of the Closing Date based on the number of days in such taxable period that occur before, and including, the Closing Date (the “Pre-Closing Tax Period”) and the number of days of such taxable period that occur after the Closing Date (the “Post-Closing Tax Period”). Seller and Parent will be liable for the proportionate amount of any such Apportioned Obligations that are attributable to the Pre-Closing Tax Period, and Buyer will be liable for the proportionate amount of any such Apportioned Obligations that are attributable to the Post-Closing Tax Period. Within 90 calendar days after the Closing, each of Buyer and Seller will present a statement to the other setting forth the amount of reimbursement, if any, to which Buyer or Seller, as the case may be, is entitled under this Section together with such supporting evidence as is reasonably necessary to calculate such amount. The net amount payable to Buyer or Seller, as the case may be, to the extent not taken into account in the adjustment pursuant to Section 1.4(a), will be paid by the party owing such amount to the other party within 30 calendar days after delivery of such statement. Thereafter, if Seller or Parent, on the one hand, or Buyer, on the other hand, makes a payment for which it is entitled to reimbursement under this Section, the other will make such reimbursement promptly but no later than 30 calendar days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any required payment not made within 30 calendar days of delivery of the statement will bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid.

(c)	Maintenance of Records. Until the later of five (5) years after the Closing Date or the expiration of the applicable statute of limitations for the return in question, Parent, Seller and Buyer will maintain all Tax records, working papers and other supporting financial records and documents relating to the Business or to any Taxes for the last closed year and for all open years and for the taxable year in which the Closing Date occurs. Parent, Buyer and Seller will make all such documents available to the other party or its representatives at reasonable times for inspection and copying. At the end of the period set forth above, Parent, Seller and Buyer may dispose of such documents; provided, however, that Parent or Seller, on the one hand, and Buyer, on the other hand, may request (by written notice to the other party at least sixty (60) days before the end of such period) that the other deliver such documents to the requesting party in lieu of disposing of them, and such other party will so comply at the requesting party’s expense.

(d)	Tax Cooperation. After the Closing, Buyer, Seller and Parent will, upon the reasonable request of any of them, cooperate fully in the preparation of all Tax Returns relating to the Business or the Purchased Assets and will use commercially reasonable efforts to provide, or cause to be provided, to each other any records and other information requested by such parties in connection therewith as well as (for such purposes) access to, and the cooperation of, their respective accountants. Buyer, Seller and Parent will provide timely notice to the other in writing of any pending or threatened Tax audits or assessments relating to the Taxes of the Business or the Purchased Assets for taxable periods for which the other may have a liability under this Section 5.6. Buyer, Seller and Parent will cooperate fully in connection with any Tax investigation, audit or other proceeding. Any information obtained pursuant to this Section 5.6 or pursuant to any other Section hereof providing for the sharing of information or the review of any Tax Return or other schedule relating to Taxes will be subject to the Confidentiality Agreement to the same extent as is this Agreement.

5.7	Accounts Receivable. If Parent, Seller or any of their Affiliates receives any payment with respect to any account receivable after the Closing Date, such payment will be held in trust by Parent or Seller for the benefit of Buyer and immediately delivered to Buyer (along with interest, from the date of receipt, at the applicable federal rate (AFR), if delivered after the seventh business date of receipt thereof by Parent or Seller) pursuant to Section 9.1.

5.8	Employee Related Matters.

(a)	General. As of the Closing Date, Buyer will offer employment to each Employee listed on Schedule 5.8. Parent and Seller will use reasonable best efforts to assist Buyer in hiring such Employees. Parent and Seller agree to consult with Buyer on all material oral or written communications or meetings regarding future employment with Buyer of any Employee listed on Schedule 5.8. Regardless of anything else contained herein, the parties do not intend for this Section to create any rights or obligations except as between the parties, and no past, present or future employee or consultant of Parent, Seller or Buyer will be treated as third-party beneficiaries of this Agreement.

(b)	Non-Union Employees. The offer to each Employee listed on Schedule 5.8 who is not a member of a collective bargaining unit and covered by a collective bargaining agreement set forth on Schedule 2.6(a) (each, a “Non-Union Employee”) will initially be for employment on an “at-will” basis on terms specified by Buyer; provided that the annual base salary of each such Non-Union Employee will be the same as is currently in effect for such Non-Union Employee. Each Non-Union Employee hired by Buyer in accordance with this Section 5.8 will receive credit for each such Employee’s periods of service with Parent and Seller through the Closing Date (a) under Buyer’s employee benefit plans solely for purposes of initial eligibility to become participants thereunder and vesting (but not for benefit and accrual purposes), so long as such treatment of past service is permitted under the terms of the applicable plan and (b) for purposes of determining the accrual rate of, and the actual initially accrued (except to the extent actually paid by Buyer, Seller, or any Affiliate thereof), vacation and sick pay under Buyer’s plans. Each Non-Union Employee hired by Buyer in accordance with this Section 5.8 will be immediately eligible for benefits under Buyer’s health plans, without limitations based on pre-existing conditions or waiting periods to the extent such pre-existing conditions were not taken into account or the waiting periods were satisfied under any corresponding Parent or Seller health plan.

(c)	Benefit Plans.

(1)	As of the Closing, Buyer will assume sponsorship of the Plans listed on Schedule 5.8(c) attached hereto which are sponsored by Seller or an Affiliate of Seller immediately prior to the Closing (the “Assumed Plans”) and will be substituted for Seller or, if applicable, an Affiliate of Seller as the plan sponsor under the Assumed Plans. Seller will make or cause to be made any amendments to the Assumed Plans necessary to effect such substitution and will provide notice of such change to participants, beneficiaries and persons providing services to the Assumed Plans (such amendments and notices to be satisfactory to Buyer). On or before the Closing, Seller will transfer to the trustee or insurer of any Assumed Plan which is a “qualified cash or deferred arrangement” within the meaning of Code Section 401(k) or for which any employee contributions are required, those salary reduction contributions and matching contributions and employee contributions attributable to periods ending on or before the Closing Date.

(2)	On or before the Closing, Seller will supply Buyer with (i) all records concerning the Assumed Plans, and (ii) any other information reasonably requested by Buyer that is necessary or appropriate for the administration of the Assumed Plans.

(3)	Parent will file with the Internal Revenue Service on a timely basis the annual report on Form 5500 for all of the Assumed Plans for which a Form 5500 is due for plan years ending on or before Closing. Buyer will file with the Internal Revenue Service on a timely basis the annual report on Form 5500 for all of the Assumed Plans for which a Form 5500 is due for plan years ending after the Closing.

(4)	Seller and Parent retain all obligations and liabilities under the Plans and under any other employee benefit plans maintained or contributed to by Seller or Parent or any other entity that would be treated as a single employer with Seller or Parent under ERISA or the Code, in any case other than the Assumed Plans (collectively, the “Unassumed Plans”), and neither Buyer nor any of its Affiliates will have any liability with respect to the Unassumed Plans.

(d)	COBRA. After the Closing, Parent, Seller or one of their Affiliates will be responsible for providing continuing coverage to the extent required by COBRA to those employees of Seller and Parent, and other qualified beneficiaries under COBRA with respect to such employees, who have a COBRA qualifying event (due to termination of employment with Seller or Parent or otherwise) on or before the Closing Date. Except as required by Law, neither Buyer nor any of its Affiliates will be responsible for the failure of Seller, Parent, and their Affiliates to comply with any of the requirements of COBRA, including applicable notice requirements. Parent will indemnify, defend and hold Buyer and its Affiliates harmless from any and all Losses incurred by Buyer or its Affiliates, as applicable, as a result of the failure of Seller to comply with any of the requirements of COBRA, including applicable notice requirements.

(e)	Collective Bargaining Agreements. Buyer acknowledges and agrees that as of the Closing it will assume any collective bargaining agreement listed on Schedule 2.6(a) , and Seller agrees to use reasonable best efforts to ensure that each such collective bargaining agreement is assigned to Buyer. Buyer also agrees upon Closing to recognize each collective bargaining representative identified in Schedule 2.6(a) with respect to any Employee hired by Buyer who is a member of a collective bargaining unit and agrees that it will assume any duty to bargain with each of those identified representatives.

(f)	Continuing Health Coverage. Parent agrees to maintain in effect from the Closing until the earlier of (i) July 31, 2003 and (ii) a date designated by Buyer in writing (the “Coverage Termination Period”), for the benefit of each of the Non-Union Employees hired by Buyer, coverage under the Blue Cross of California health benefit referenced on Schedule 2.12 on substantially the same terms and conditions as in effect immediately before the Closing. Buyer agrees to reimburse Parent for the portion of Parent’s costs directly attributable to providing such coverage during the Coverage Termination Period.

5.9	Multiemployer Plan.

(a)	ERISA Section 4204 Assumption. Effective as of the Closing, Buyer will assume Seller’s obligation to make contributions to the Newspaper and Mail Deliverers’-Publishers’ Pension Fund (the “Fund”) pursuant to the Master Agreement between the Newspaper and Mail Deliverers’ Union of New York and the Publishers’ Association set forth on Schedule 2.6(a). The parties hereto intend that the transactions described in this Agreement be treated as a sale of assets under Section 4204 of ERISA. Unless a variance is obtained, if Buyer withdraws in a complete withdrawal, or partial withdrawal with respect to operations, during the first five plan years beginning after the sale, Seller is secondarily liable for any withdrawal liability it would have had to the Fund with respect to the operations (but for Section 4204) if the liability of Buyer with respect to the Fund is not paid.

(b)	Maintenance of Contributions. Nothing in this Section 5.9 shall impair or limit Buyer’s right to discharge, lay off, or hire employees or otherwise to manage the assets acquired by Buyer pursuant to this Agreement, including the right to amend, revise, or terminate any collective bargaining agreement and, as a consequence, reduce to any extent the number of contribution base units with respect to which Buyer has an obligation to contribute to the Fund; provided, that if, as a result of any such action by Buyer, Seller incurs, before the end of the Contribution Period (as defined below), with respect to the assets acquired by Buyer pursuant to this Agreement, any withdrawal liability under the Fund, then Buyer shall indemnify, defend, and hold Seller and any of its Affiliates harmless from and against any such liability and all reasonably related costs and expenses including reasonable attorneys fees (except as otherwise provided herein).

(c)	Maintenance of Bond. Subject to Section 5.9(e), during the period commencing on the first day of the plan year following the Closing Date and ending on the expiration of the fifth such plan year (the “Contribution Period”), Buyer shall provide to the Fund either a bond, letter of credit, or an escrow in an amount and manner meeting the requirements of Section 4204 of ERISA; provided that Buyer shall not be required to provide a bond, letter of credit, escrow, or other security to the Fund if no withdrawal liability (after giving effect to the de minimis rules under Section 4209 of ERISA) would be assessed against Seller with respect to the Fund. The out-of-pocket cost of any bond, letter of credit, or escrow provided under this Section 5.9(c) shall be shared equally by Buyer and Seller.

(d)	Reduction of Buyer’s Obligation to the Fund. From and after the Closing Date until final determination, Seller authorizes Buyer to initiate arbitration, litigation, or to do any other act which Buyer deems in its discretion appropriate in order to reduce or eliminate any withdrawal liability imposed by the Fund which Buyer is required to satisfy under the terms of this Section 5.9. Seller agrees to reasonably assist Buyer in any proceedings commenced in accordance with this Section 5.9(d), and Buyer agrees to reimburse Seller for its reasonable out-of-pocket costs incurred in connection therewith.

(e)	Notice to Seller. If no variance from bonding is obtained pursuant to Section 5.9(f), Buyer shall promptly furnish Seller with a copy of any notice of withdrawal liability it may receive with respect to the Fund, together with all the pertinent details. If any such withdrawal liability shall be assessed against Buyer, Buyer further agrees to provide Seller with reasonable advance notice of any intention on the part of Buyer not to make full payment of any withdrawal liability when the same shall become due.

(f)	Variance from Bonding. Notwithstanding anything contained in Section 5.9 to the contrary, Buyer shall not be obligated to provide any bond, letter of credit, or escrow in the event and to the extent Buyer obtains from the Pension Benefit Guaranty Corporation (the “PBGC”) or the Fund a proper variance or exemption under Section 4204(c) of ERISA and the applicable regulations thereunder. Buyer and Seller shall cooperate in an attempt to attain a variance from the bond/escrow requirement pursuant to Section 4204(c) of ERISA, and Buyer and Seller agree to share the out-of-pocket costs equally in connection therewith.

5.10	Limitations.

(a)	Name. Parent and Seller agree not to use (or permit, agree to or cause any Person to use) for commercial purposes the name “El Diario” or “La Prensa” or any variation thereof, or any trade name, trade mark, service mark, slogan, logo or like property acquired by Buyer hereunder, including those covered by the Trademark Assignment.

(b)	Business. For a period of 12 months after the Closing Date (the “Restriction Period”), none of Parent, Seller or any Affiliate thereof will, directly or indirectly, whether for its own benefit or as an owner, proprietor, shareholder, partner, employee, officer, director, advisor, creditor, or otherwise as agent for another, engage in the business of developing, producing, printing, distributing, or marketing a daily, weekly or monthly newspaper or other print periodical (“Competing Business”) in any county in New York, New Jersey, Connecticut, Massachusetts or California for so long as Buyer or any Person deriving title to the goodwill of the Business or the Purchased Assets from Buyer carries on the Business.

(c)	Exceptions. Regardless of Section 5.10(b), Seller may engage in a Competing Business after the Closing only if such Competing Business is acquired by Seller after the Closing as part of the acquisition of a larger business by Seller if (y) the total revenues from the Competing Business so acquired by Seller in each of the 2 fiscal years immediately prior to the closing of such acquisition are less than 15% of the total revenues attributable to the larger business so acquired in each such fiscal year and (z) Seller uses commercially reasonable efforts to exit such acquired Competing Business as soon as commercially practicable following the closing of such acquisition of such Competing Business and, in connection therewith, in good-faith reasonably provides Buyer with the first opportunity to negotiate for the purchase of such Competing Business.

(d)	Relationships. To protect Buyer against any interference with the Business, none of Parent, Seller or any Affiliate thereof will, during the Restriction Period, directly or indirectly, whether for its own benefit or as an owner, proprietor, shareholder, partner, employee, officer, director, advisor, creditor, or otherwise as agent for another, (i) divert or attempt to divert from the Business any business of any customer, supplier, or business partner of the Business; provided that Seller’s other media properties may compete for advertising in the ordinary course of business or (ii) solicit the employment or consulting services of any employee or consultant of the Buyer or any Affiliate thereof.

(e)	Special Remedies. Seller and Parent agree that a breach by Parent, Seller or any Affiliate thereof of any covenant set forth in this Section 5.10 could cause irreparable harm to Buyer, that Buyer’s remedies at Law upon any such breach would be inadequate, and that, accordingly, upon any such breach a restraining order or injunction or both may be issued against Seller, in addition to any other rights and remedies which are available to Buyer. The parties agree that the restrictions set forth in this Section 5.10 are reasonable and appropriate but that if a court of competent jurisdiction finds this Section 5.10 more restrictive than permitted by the Laws of any jurisdiction in which Buyer seeks enforcement hereof, this Section 5.10 will be limited to the extent required to permit enforcement under such Laws. In particular, the parties intend that the covenants contained in the preceding portions of this Section 5.10 will be construed as a series of separate covenants, including one for each county in each state pursuant to Section 5.10(b). Except for geographic coverage, each such separate covenant will be deemed identical in terms. If, in any judicial proceeding, a court refuses to enforce any of the separate covenants deemed included in this Section 5.10, then only such unenforceable covenant will be deemed eliminated from these provisions for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants to be enforced. In addition, if a court refuses to enforce any of the covenants throughout the full length of the Restriction Period, the parties agree that the Restriction Period will be deemed amended to the longest period that is permissible.

5.11	Obligations to Perform. Regardless of anything else contained herein, Parent agrees to cause Seller to pay and to perform all of Seller’s obligations, commitments, covenants and agreements contained in this Agreement and in the certificates, documents, exhibits, schedules, and instruments referred to herein.

5.12	The parties agree to the matters set forth on Section 4 of Schedule E.

5.13	Intentionally Left Blank.

5.14	Certain Restrictive Covenants. Seller and Parent agree, on behalf of themselves and their Affiliates, in perpetuity, not to enforce any noncompetition, nondisclosure, nonsolicitation, or similar restrictive covenant in effect on the date hereof against any Employee listed on Schedule 5.8 (including pursuant to Paragraph III of the Confidentiality and Inventions Agreement included within Parent’s Exempt Employee Handbook).

ARTICLE VI
CONDITIONS OF PURCHASE

6.1	General Conditions. The obligations of the parties to effect the Closing will be subject to the satisfaction of the following conditions at or before the Closing, unless waived in writing by both Buyer and Seller:

(a)	No Orders; Legal Proceedings. No Law or Order that prohibits, enjoins or otherwise restrains the consummation of the Transactions will have been enacted, entered, issued, promulgated or enforced by any Governmental Entity; provided, however, that the parties will use commercially reasonable efforts to cause any such Law or Order to be vacated or lifted.

(b)	Approvals. To the extent required by applicable Law, all Permits and Approvals required to be obtained from any Governmental Entity will have been received or obtained on or before the Closing Date.

6.2	Conditions to Obligations of Buyer. The obligations of Buyer to effect the Closing will be subject to satisfaction of the following conditions at or before the Closing, unless waived in writing by Buyer in its sole discretion:

(a)	Representations and Warranties. Each representation and warranty of Parent and Seller contained in this Agreement (i) will have been true and correct in all material respects as of the date of this Agreement and (ii) will be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties (x) that contain any Material Adverse Effect qualification or any other materiality qualification, which representations and warranties, to the extent so qualified, shall instead be true and correct in all respects as of such respective dates and (y) that address matters only as of a particular date, which representations will have been true and correct in all material respects (subject to clause (x)) as of such particular date (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of, or modification to, Parent’s or Seller’s representations or warranties after the date of this Agreement will be disregarded).

(b)	Agreements and Covenants. Parent and Seller will have performed or complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)	Approvals. Parent and Seller will have obtained all Approvals required to be obtained by them in connection with the consummation of the transactions contemplated hereby, and each such consent will be in effect as of the Closing Date.

(d)	Material Adverse Effect. There will not have been any Material Adverse Effect since the date of this Agreement.

(e)	Related Agreements. Execution and delivery to Buyer by the other parties thereto of: (i) the Bill of Sale, (ii) the Trademark Assignment, (iii) documents required to release any and all Encumbrances on the Purchased Assets, (iv) an Offer Letter in substantially the form attached as Exhibit B for each person listed on Schedule 6.2(e), (v) the Payroll Agency Agreement, and (vi) such other Approvals, instruments, documents and certificates contemplated by this Agreement as Buyer may reasonably request, in form and substance reasonably satisfactory to Buyer, including to perfect the assignment, conveyance and transfer of the Purchased Assets to Buyer and effectively vest in Buyer all right, title and interest in the Purchased Assets free and clear of any and all Encumbrances in accordance with the terms of this Agreement.

(f)	Opinion of Counsel. Buyer will have received from Parent’s general counsel an opinion dated the Closing Date in form and substance reasonably satisfactory to Buyer in substantially the form as set forth on Exhibit C.

(g)	Officers Certificate. Execution and delivery to Buyer by the Secretary or an Assistant Secretary of Parent and an officer of Seller of a certificate having attached thereto (i) copies of all resolutions approved by Parent’s and Seller’s Board of Directors related to the transactions contemplated hereby (or an attestation by such individual regarding the substance of same), and (ii) good standing certificates with respect to Parent and Seller from the applicable authority(ies) in the State of Delaware and the State of New York, dated a recent date before the Closing.

(h)	Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to Buyer, and Buyer will have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

(i)	Closing Certificate. Buyer will have received a certificate signed on behalf of Parent and Seller by its Chairman and Chief Executive Officer, dated as of the Closing Date, that the conditions set forth in Sections 6.2(a) – (d) are satisfied as of the Closing Date.

6.3	Conditions to Obligations of Seller and Parent. The obligations of Seller and Parent to effect the Closing will be subject to satisfaction of the following conditions at or before the Closing, unless waived in writing by Seller or Parent in its sole discretion:

(a)	Representations and Warranties. Each representation and warranty of Buyer contained in this Agreement (i) will have been true and correct in all material respects as of the date of this Agreement and (ii) will be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties (x) that contain any materiality qualification, which representations and warranties, to the extent so qualified, shall instead be true and correct in all respects as of such respective dates and (y) that address matters only as of a particular date, which representations will have been true and correct in all material respects (subject to clause (x)) as of such particular date.

(b)	Agreements and Covenants. Buyer will have performed or complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)	Approvals. Buyer will have obtained all Approvals required to be obtained by it in connection with the consummation of the transactions contemplated hereby, and each such consent will be in effect as of the Closing Date.

(d)	Related Agreements. Execution and delivery to Parent or Seller by the other parties thereto of: (i) the Bill of Sale, and (ii) such other Approvals, instruments, documents and certificates contemplated by this Agreement as Parent or Seller may reasonably request, in form and substance reasonably satisfactory to Parent or Seller, including to perfect the assumption by Buyer of the Assumed Liabilities in accordance with the terms of this Agreement.

(e)	Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to Parent or Seller, and Parent or Seller will have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

ARTICLE VII
TERMINATION OF OBLIGATIONS

[Intentionally Omitted]

ARTICLE VIII
INDEMNIFICATION

8.1	Obligations of Parent. Parent will indemnify, defend and hold harmless Buyer and its directors, officers, agents, employees, representatives, attorneys, Affiliates and successors and assigns from and against any and all Losses directly or indirectly resulting from or based upon or arising from: (a) each inaccuracy in or breach of any of the representations or warranties made by Parent or Seller in this Agreement or in any certificate, Schedule or Exhibit attached hereto or delivered hereunder, (b) each breach, non-compliance or non-fulfillment of any covenant, agreement or other obligation made by Parent or Seller in or pursuant to this Agreement or in any Schedule or Exhibit attached hereto, (c) each Excluded Liability, and (d) each other matter as to which Parent in other provisions of this Agreement has agreed to indemnify Buyer.

8.2	Obligations of Buyer. Buyer will indemnify, defend and hold harmless Parent and Seller and each of their directors, officers, agents, employees, representatives, attorneys, Affiliates and successors and assigns from and against any and all Losses directly or indirectly resulting from or based upon or arising from: (a) each inaccuracy in or breach of any of the representations or warranties made by Buyer in this Agreement or in any certificate, Schedule or Exhibit attached hereto or delivered hereunder, (b) each breach, non-compliance or non-fulfillment of any covenant, agreement or other obligation made by Buyer in or pursuant to this Agreement or in any Schedule or Exhibit attached hereto, (c) each Assumed Liability, and (d) each other matter as to which Buyer in other provisions of this Agreement has agreed to indemnify Parent and Seller.

8.3	Limitations on Indemnity. Parent will not have any indemnity obligation arising out of breaches of representations and warranties (a) unless and until the aggregate amount of Losses incurred, sustained or accrued by Buyer as a result of such breaches exceeds $200,000, it being understood that after such amount exceeds $200,000, Parent will be liable for all such amounts thereunder including such $200,000 and (b) in excess of $8,000,000 in the aggregate; provided that clause (a) will not apply to breaches of representations or warranties made under Sections 2.5, 2.9, 2.10, 2.15 or 2.16; provided further that neither clause (a) nor (b) will apply in the case of fraud. Buyer will not have any indemnity obligation arising out of breaches of representations and warranties (c) unless and until the aggregate amount of Losses incurred, sustained or accrued by Parent and Seller as a result of such breaches exceeds $200,000, it being understood that after such amount exceeds $200,000, Buyer will be liable for all such amounts thereunder including such $200,000 and (d) in excess of $8,000,000 in the aggregate.

8.4	Survival. The representations and warranties contained in or made pursuant to this Agreement (and the indemnification provided with respect to any breach thereof) will survive the Closing for a period of 18 months from the Closing Date, except with respect to the representations and warranties contained in or made in Sections 2.1, 2.2, 2.3, 2.5, 2.8, and 2.15, which will instead continue until sixty (60) days after the expiration of the applicable statute of limitations as the same may be waived or extended. Except as provided above or as otherwise indicated therein, the agreements made in Article V and this Article VIII will be continuing. No claim for indemnification may be commenced with respect to any representation, warranty, covenant or agreement after the expiration of the period for which it will survive as provided above (as applicable, the “Applicable Survival Period”); provided, however, that if a claim has been asserted in accordance with Section 8.5 prior to the expiration of the Applicable Survival Period, such claim will not be extinguished by the occurrence of the end of the Applicable Survival Period and will survive until final resolution thereof.

8.5	Indemnification Procedure.

(a)	Third-Party Claims. If any claim, demand or liability is asserted by any third party (a “Third-Party Claim”) against any party seeking indemnification hereunder (the “Indemnified Party”), the Indemnified Party will (upon notice of said claim, demand or liability) promptly notify the party required to provide indemnity hereunder (the “Indemnifying Party”), stating specifically the basis on which such Third-Party Claim is being made, the material facts giving rise to such Third-Party Claim, and the amount of the liability asserted. The Indemnifying Party will have 30 days after receipt of such notice to notify the Indemnified Party whether or not it desires to defend the Indemnified Party (with counsel reasonably acceptable to the Indemnified Party) against such Third-Party Claim. If the Indemnifying Party does not promptly defend or settle any such claims, the Indemnified Party will have the right to control any defense or settlement, at the expense of the Indemnifying Party, subject to the limitations hereunder. No claim will be settled or compromised without the prior written consent of each party to be affected by such settlement or compromise, which consent will not be unreasonably withheld or delayed. The Indemnified Party will at all times also have the right to participate fully in the defense at its own expense. The parties will cooperate in the defense of all Third-Party Claims that may give rise to Indemnifiable Claims hereunder. In connection with the defense of any claim, each party will make available to the party controlling such defense any books, records or other documents within its control that are reasonably requested in the course of such defense.

(b)	Claims Between the Parties and their Affiliates. If the Indemnified Party has a claim against the Indemnifying Party that does not involve a Third-Party Claim, then the terms of Section 9.10 will apply.

ARTICLE IX
GENERAL

9.1	Notices. All notices, demands, amendments, waivers, consents, approvals, and other communications required or permitted under this Agreement must be in writing and expressly reference this Agreement. Any such items requiring delivery must be delivered: (a) in person; (b) by registered, express, or certified mail, postage prepaid, return receipt requested; (c) by a generally recognized courier or messenger service that obtains the addressee’s written acknowledgement of receipt; or (d) by facsimile, e-mail, or other generally accepted means of electronic transmission only with a verification of delivery. Documents are deemed delivered when actually delivered to or delivery is refused at the address set forth below for notices. Any party can furnish, from time to time, other replacement addresses for deliveries to it.

If to Buyer, at:		with a copy to:

CPK NYC, LLC
c/o Clarity Partners LP		O’Melveny & Myers LLP
100 North Crescent Drive, Suite 300		1999 Avenue of the Stars, Suite 700
Beverly Hills, CA 90210		Los Angeles, CA 90067
Attention:	Stephen P. Rader	Attention:	Robert D. Haymer, Esq.

Telephone:	(310) 432-0100	Telephone:	(310) 553-6700
Fax Number:	(310) 432-5000	Fax Number:	(310) 246-6779

If to Seller or Parent, at:		with a copy to:

Entravision Communications Corporation		Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West		2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404		Santa Monica, California 90404
Attention:	Walter F. Ulloa	Attention:	Michael G. Rowles, Esq.

Telephone:	(310) 447-3870	Telephone:	(310) 447-3870
Fax Number:	(310) 447-3899	Fax Number:	(310) 449-1306

9.2	Assignment. Except as otherwise permitted herein, the respective rights of the parties under this Agreement are not assignable without the prior written consent of the other parties; provided, however, that Buyer may assign its rights under this Agreement without the consent of the other parties in connection with the merger, consolidation or similar reorganization of Buyer or the Business with or into another Person.

9.3	Expenses. Except as otherwise provided herein, each party will each pay its own expenses incident to the negotiation, preparation and performance of this Agreement and the Transactions, including the fees, expenses and disbursements of their respective investment bankers, accountants and counsel and the filing fees and costs for any required Approvals or Permits. If any party brings any Action for the breach of this Agreement or misrepresentation by another party, the prevailing party will be entitled to reasonable attorney’s fees, costs and expenses incurred in connection with such Action.

9.4	Integrated Agreement; No Third Party Beneficiary. This Agreement together with the other documents referred to herein constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, among the parties with respect to the subject matter of this Agreement, including without limitation that certain letter agreement dated as of May 27, 2003. No warranty, representation, inducement, promise, understanding or condition not set forth herein has been made or relied upon by either party hereto with respect to the subject matter of this Agreement. Neither this Agreement nor any provision hereof is intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

9.5	Amendments; Waivers. All parties must approve any amendment to this Agreement. Any waiver of any right or remedy requires the consent of the party waiving it. Every amendment or waiver must be in writing and designated as an amendment or waiver, as appropriate. No failure by any party to insist on the strict performance of any provision of this Agreement, or to exercise any right or remedy, will be deemed a waiver of such performance, right or remedy, or of any other provision of this Agreement.

9.6	Interpretation.

(a)	No Presumption Against Drafter. This Agreement has been negotiated by the parties with the assistance of their respective counsel, and the language used in this Agreement expresses their mutual intent. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not apply in interpreting this Agreement.

(b)	Interpretation. The express terms of this Agreement control and supersede any course of performance or trade custom or usage inconsistent with any of its terms. Unless the context otherwise requires: (i) a term has the meaning assigned to it; (ii) “or” is not exclusive; (iii) words in the singular include the plural, and words in the plural include the singular; (iv) reference to a law, statute, rule, regulation, charter, or bylaws, is deemed to be followed by “as in effect on the date of this Agreement”; (v) “herein,” “hereof,” and other similar words refer to this Agreement as a whole and not to any particular section, subsection, paragraph, clause, or other subdivision; (vi) unless otherwise indicated or obvious, all references to “Section,” “Exhibit,” “Schedule,” “Appendix,” or similar words refer to the particular Section in or Exhibit, Schedule, Appendix, or similar item attached to this Agreement; (vii) “including” will be deemed to be followed by “, but not limited to,”; (viii) the masculine, feminine, and neuter genders will each be deemed to include the others; and (ix) “shall,” “will,” or “agrees” are mandatory, and “may” is permissive.

(c)	Headings. The headings and the table of contents in this Agreement are only for convenience and are not to be considered in construing this Agreement.

9.7	Counterparts. This Agreement may be executed in one or more counterparts, all of which are considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. A facsimile signature page will be deemed an original.

9.8	Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.9	Governing Law. This Agreement will be governed by and construed in accordance with the internal Laws of the State of California (without reference to its rules as to conflicts of Law).

9.10	Dispute Resolution. Except as set forth in clause (d) below, any dispute among the parties and arising out of or relating to this Agreement will be resolved in accordance with the procedures specified in this Section, which will be the sole and exclusive procedures for the resolution of any such disputes. The parties intend that these provisions will be valid, binding, enforceable and irrevocable and will survive any termination of this Agreement.

(a)	Notification and Negotiation. If any party wishes to assert such a dispute with another party arising out of or relating to this Agreement, such Person will promptly notify such other party in writing of such dispute and will attempt for a period of 15 Business Days to resolve any such dispute promptly by negotiation between executives who have authority to settle such dispute. All such negotiations are confidential and will be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. The statute of limitations of the State of California applicable to the commencement of a lawsuit will apply to the commencement of an Action hereunder, except that no defenses will be available based upon the passage of time during any such negotiation.

(b)	Jurisdiction. Any dispute not resolved under clause (a) may be brought in the state courts of the State of California located in Los Angeles County or in any federal court located within such state and county. The parties irrevocably submit to the exclusive jurisdiction of such courts, regardless of where any alleged breach or other action, omission, fact or occurrence giving rise thereto occurred. The parties hereby irrevocably waive any claim that any action or proceeding brought in California has been brought in any inconvenient forum.

(c)	Service of Process. The parties agree that service of process according to Section 9.1 will be deemed in every respect effective service of process upon such Person for all purposes of these provisions relating to arbitration.

(d)	Availability of Equitable Relief. Notwithstanding the foregoing provisions of this Section, the parties acknowledge that a material breach of this Agreement may result in irreparable harm to Parent, Seller or Buyer for which there is no adequate remedy at Law. Accordingly, if either party reasonably believes that another party (i) has materially breached this Agreement, and (ii) said breach will create irreparable harm to such Person for which there is not adequate remedy at Law, the allegedly harmed party will be entitled to such preliminary or temporary equitable relief in any federal or state court of competent jurisdiction located in the State of California.

9.11	Knowledge Convention. Use of the term “knowledge” or similar phrases to qualify a representation, warranty or other statement refers, with respect to Parent or Seller, to (i) the actual knowledge of Walter Ulloa, John DeLorenzo, and Michael Rowles and (ii) the knowledge of Rossanna Rosado and Marshall Genger after conducting a reasonable investigation of the subject matter thereof, and each statement will be deemed to include a representation that such investigation has been conducted.

9.12	Bulk Transfer Laws. The parties hereby waive compliance with any applicable bulk transfer laws, including the bulk transfer provisions of the Uniform Commercial Code of any state, or any similar statute, with respect to the Transactions. Parent agrees to indemnify, defend and hold harmless Buyer from all Losses resulting from the assertion of claims made against the Purchased Assets or against Buyer by creditors of Seller under any bulk sales Law with respect to liabilities and obligations of Parent and Seller not assumed by Buyer under this Agreement, such indemnity to be in accordance with Article VIII.

9.13	Remedies. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity. Except only as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.14	Relationship. The parties intend that no partnership or joint venture is created hereby, that no party hereto will be a partner or joint venturer of any other party hereto for any purposes, and that this Agreement will not be construed to the contrary.

ARTICLE X
DEFINITIONS

        “Action” means any notice, charge, claim, action, complaint, petition, investigation, suit or other proceeding, whether administrative, civil or criminal, whether at Law or in equity, and whether or not before any arbitrator or Governmental Entity.

        “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, a specified Person.

        “Approval” means any approval, authorization, consent, qualification or registration, or any waiver of any of the foregoing, required to be obtained from, or any notice, statement or other communication required to be filed with or delivered to, any Governmental Entity or any other Person.

        “Bill of Sale” means the Bill of Sale and Assumption Agreement in the form attached as Exhibit D covering the Purchased Assets and the Assumed Liabilities.

         “Business” means the business of Seller and Parent related to the publication entitled “El Diario” and/or “La Prensa”.

        “Business Day” means any day other than a Saturday, Sunday or legal holiday in the State of New York.

        “Closing” means the consummation of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities under this Agreement.

        “Closing Date” means the date of the Closing.

        “Code” means the Internal Revenue Code of 1986, as amended.

        “Contract” means any agreement (including employment, supply, distribution, sales and non-compete agreements), bond, commitment, franchise, indemnity, indenture, note, or evidence of indebtedness, instrument, lease, guaranty or license, whether or not in writing, including all amendments, modifications, assignments or instruments of any kind or character related thereto.

        “Encumbrance” means any claim, charge, easement, encumbrance, lease, covenant, security interest, lien, option, pledge, rights of others, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by agreement, understanding, Law, equity or otherwise, other than Permitted Encumbrances.

        “GAAP” means United States generally accepted accounting principles, as in effect from time to time, as consistently applied by Parent and Seller in accordance with prior practice.

        “Governmental Entity” means any government or any agency, district, bureau, board, commission, court, department, official, office, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

        “Guild Agreement” means that certain union agreement by and between the Newspaper Guild of New York and the Publisher of El Diario-La Prensa, dated October 12, 1999, as amended.

        “Indemnifiable Claim” means any Loss for or against which any party is entitled to indemnification under this Agreement.

        “Intellectual Property” means all (a) (1) patents and patent applications, inventions, discoveries, processes, operating procedures, formulae, designs, methods, techniques, procedures, concepts, developments, technology, technical data, new and useful improvements thereof and know-how relating thereto, whether or not patented or patentable, (2) copyrights and works of authorship, including intellectual, literary, dramatic, artistic, photographic, musical and other works and materials, stories, articles, essays, editorials, profiles, letters, themes, incidents, concepts, ideas, characters, titles, artwork, logos, computer applications, programs, software, hardware, files, mask works, compilations, databases, documentation and related items, (3) trademarks, service marks, trade names, brand names, titles, characters, domain names, URLs, brand names, corporate names, logos, other identifiers and trade dress and the goodwill of any business symbolized thereby, and (4) trade secrets, drawings, lists and all other proprietary, nonpublic or confidential information, documents or materials in any media, and (5) other forms of intellectual property, (b) all extensions, modifications, registrations, applications, recordings and other legal protections or rights related to the foregoing, (c) all licenses to the rights of any of the foregoing of any other Persons, and (d) all rights, privileges and priorities provided under federal, state, foreign and multinational Law relating to (a) though (c) above.

        “Law” means all applicable federal, state, local, municipal, foreign or other law, statute, constitution, ordinance, code, edict, rule, regulation, ruling, or requirement, whether temporary, preliminary or permanent, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, and all applicable Orders.

        “Loss” means any action, cost, damage, disbursement, expense, liability, loss, deficiency, diminution in value, obligation, claim, penalty or settlement of any kind or nature, whether foreseeable or unforeseeable, including interest or other carrying costs, penalties, assessments, judgments, legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered by the specified Person.

        “Material Adverse Effect” means an effect on the Purchased Assets, the Assumed Liabilities or the Business or any part thereof that would (a) be materially adverse to the business results, operations, condition (financial or otherwise), assets, properties, or prospects of the Business or the Seller but excluding any change or effects resulting merely from general economic conditions, (b) materially impair the validity or enforceability of this Agreement, or (c) materially adversely affect Seller’s or Parent’s ability to perform its obligations under this Agreement or in connection with the Transactions.

        “Order” means any decree, injunction, stipulation, judgment, order, ruling, rule, regulation, assessment or writ.

        “Owned Seller IP” means all Intellectual Property related to the Business that is or was created or furnished by employees, freelancers, consultants and contractors (other than syndicated third party news and photographic services such as the Associated Press and Reuters) of Parent, Seller or any of their Affiliates.

        “Payroll Agency Agreement” means the Payroll Agency Agreement in the form attached as Exhibit F.

        “Permit” means any license, permit, franchise, certificate of authority, or order, or any waiver of the foregoing, required to be issued by any Governmental Entity.

        “Permitted Encumbrances” means Encumbrances for Taxes not yet delinquent or the validity of which are being contested in good faith by appropriate actions.

         “Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Entity.

         “Predecessor Seller IP” means all Intellectual Property related to the Business that is or was created or furnished by employees, freelancers, consultants and contractors (other than syndicated third party news and photographic services such as the Associated Press and Reuters) of the predecessor operators of the Business.

         “Related Agreements” mean the Bill of Sale, the Trademark Assignment and the Payroll Agency Agreement.

         “Seller IP” means all Intellectual Property that is or was used primarily in or relates primarily to or is necessary for the operation of the Business, including Owned Seller IP and Predecessor Seller IP.

         “Tax” means any foreign, federal, state, county or local income, sales, use, excise, franchise, ad valorem, real, personal or intangible property, transfer, gross receipt, stamp, premium, profits, customs, duties, windfall profits, capital stock, production, business and occupation, disability, occupancy, recording, employment, payroll, severance or withholding taxes, fees, assessments or charges of any kind whatever imposed by any Governmental Entity, any interest and penalties (civil or criminal), additions to tax, payments in lieu of taxes or additional amounts related thereto or to the nonpayment thereof, and any Loss in connection with the determination, settlement or litigation of any Tax liability. “Tax” will also include any liability pursuant to Treas. Regs. Sec. 1.1502-6 or any comparable provision of applicable Law, as a transferee (including pursuant to Section 6901 of the Code) or pursuant to any Tax sharing or Tax allocation agreement, arrangement or understanding.

         “Tax Return” means a declaration, statement, report, return or other document or information required to be filed or supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Seller or relates to or incorporates information from the Business.

         “Trademark Assignment” means the Trademark Assignment in the form attached as Exhibit E.

         “Transactions” means the sale of the Purchased Assets and all of the other transactions contemplated by this Agreement.

         “Working Capital” means the current assets of the Business appearing on the Final Closing Date Balance Sheet, less (i) the value of the current asset entitled “Intercompany Receivable” appearing on the Final Closing Date Balance Sheet, (ii) $385,940, which is the value of the accounts receivable for TransAlliance included within the item entitled “Accounts Receivables” ($397,000) less the corresponding reserve for bad debt ($11,060), (iii) the sum of the current liabilities appearing on the Final Closing Date Balance Sheet, (iv) 30% of the accounts receivables attributed to Barter Contracts appearing on the Final Closing Date Balance Sheet.

[Remainder of Page Intentionally Left Blank]

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the day and year first above written.

BUYER

CPK NYC, LLC

By:	/s/ STEPHEN P. RADER

Name: Stephen P. Rader
Title: Authorized Signatory

PARENT

ENTRAVISION COMMUNICATIONS CORPORATION

By:	/s/ WALTER F. ULLOA

Name: Walter F. Ulloa
Title: Chairman and Chief Executive Officer

SELLER

LATIN COMMUNICATIONS INC.

By:	/s/ WALTER F. ULLOA

Name: Walter F. Ulloa
Title: Chairman and Chief Executive Officer

Signature Page